CUSIP No. 28059Q103	Schedule 13G/A

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

EDIFY ACQUISITION CORP.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

28059Q103

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28059Q103	Schedule 13G/A

(1)	Names of reporting persons FFI Fund Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power
	(6)	Shared voting power 0(1)
	(7)	Sole dispositive power
	(8)	Shared dispositive power 0(1)

(9)	Aggregate amount beneficially owned by each reporting person 0(1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 0%
(12)	Type of reporting person (see instructions) OO

(1)

The reported securities do not include 250,000 redeemable warrants (the “Redeemable Warrants”). The Redeemable Warrants have an exercise price of $11.50 per share of Common Stock. The Redeemable Warrants are not currently exercisable and become exercisable 30 days after the Issuer’s initial business combination, provided that certain additional conditions are met. The Redeemable Warrants will expire five years after the completion of the Issuer’s initial business combination. The number of shares of Common Stock reported as beneficially owned by the Reporting Person does not include shares of Common Stock issuable upon exercise of the Redeemable Warrants.

CUSIP No. 28059Q103	Schedule 13G/A

(1)	Names of reporting persons FYI Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power
	(6)	Shared voting power 0(1)
	(7)	Sole dispositive power
	(8)	Shared dispositive power 0(1)

(9)	Aggregate amount beneficially owned by each reporting person 0(1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 0%
(12)	Type of reporting person (see instructions) OO

(1)

The reported securities do not include 250,000 Redeemable Warrants. The Redeemable Warrants have an exercise price of $11.50 per share of Common Stock. The Redeemable Warrants are not currently exercisable and become exercisable 30 days after the Issuer’s initial business combination, provided that certain additional conditions are met. The Redeemable Warrants will expire five years after the completion of the Issuer’s initial business combination. The number of shares of Common Stock reported as beneficially owned by the Reporting Person does not include shares of Common Stock issuable upon exercise of the Redeemable Warrants.

CUSIP No. 28059Q103	Schedule 13G/A

(1)	Names of reporting persons Olifant Fund, Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power
	(6)	Shared voting power 0(1)
	(7)	Sole dispositive power
	(8)	Shared dispositive power 0(1)

(9)	Aggregate amount beneficially owned by each reporting person 0(1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 0%
(12)	Type of reporting person (see instructions) OO

(1)

The reported securities do not include 250,000 Redeemable Warrants. The Redeemable Warrants have an exercise price of $11.50 per share of Common Stock. The Redeemable Warrants are not currently exercisable and become exercisable 30 days after the Issuer’s initial business combination, provided that certain additional conditions are met. The Redeemable Warrants will expire five years after the completion of the Issuer’s initial business combination. The number of shares of Common Stock reported as beneficially owned by the Reporting Person does not include shares of Common Stock issuable upon exercise of the Redeemable Warrants.

CUSIP No. 28059Q103	Schedule 13G/A

(1)	Names of reporting persons Bracebridge Capital, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power
	(6)	Shared voting power 0(1)
	(7)	Sole dispositive power
	(8)	Shared dispositive power 0(1)

(9)	Aggregate amount beneficially owned by each reporting person 0(1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 0%
(12)	Type of reporting person (see instructions) OO, IA

(1)

The reported securities do not include 250,000 Redeemable Warrants. The Redeemable Warrants have an exercise price of $11.50 per share of Common Stock. The Redeemable Warrants are not currently exercisable and become exercisable 30 days after the Issuer’s initial business combination, provided that certain additional conditions are met. The Redeemable Warrants will expire five years after the completion of the Issuer’s initial business combination. The number of shares of Common Stock reported as beneficially owned by the Reporting Person does not include shares of Common Stock issuable upon exercise of the Redeemable Warrants.

CUSIP No. 28059Q103	Schedule 13G/A

Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Common Stock of the Issuer on June 14, 2023 (the “Schedule 13G”). Terms defined in the Schedule 13G are used herein as so defined.

The following items of the Schedule 13G are hereby amended and restated as follows:

Item 4. Ownership:

(a). Amount beneficially owned:

The Reporting Persons own 250,000 redeemable warrants (the “Redeemable Warrants”). The Redeemable Warrants have an exercise price of $11.50 per share of Common Stock. The Redeemable Warrants are not currently exercisable and become exercisable 30 days after the Issuer’s initial business combination, provided that certain additional conditions are met. The Redeemable Warrants will expire five years after the completion of the Issuer’s initial business combination. The number of shares of Common Stock reported as beneficially owned by the Reporting Persons does not include shares of Common Stock issuable upon exercise of the Redeemable Warrants. The Reporting Persons do not beneficially own any shares of Common Stock.

(b). Percent of class:

The Reporting Persons do not beneficially own any shares of Common Stock.

(c). Number of shares of Common Stock as to which such person has:

The Reporting Persons do not beneficially own any shares of Common Stock.

CUSIP No. 28059Q103	Schedule 13G/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2024

BRACEBRIDGE CAPITAL, LLC

By:	/s/ John N. Spinney, Jr.
Name:	John N. Spinney, Jr.
Title:	Authorized Signatory

FFI FUND LTD.

By:	/s/ John N. Spinney, Jr.
Name:	John N. Spinney, Jr.
Title:	Authorized Signatory

FYI LTD.

By:	/s/ John N. Spinney, Jr.
Name:	John N. Spinney, Jr.
Title:	Authorized Signatory

OLIFANT FUND, LTD.

By:	/s/ John N. Spinney, Jr.
Name:	John N. Spinney, Jr.
Title:	Authorized Signatory